FORM C Electronic Signature on Behalf of Kookaburra Sustainable Solutions, Inc

Pursuant to the requurements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfundlng {§227 100 503), the Issuer certifies that it has reasonable grounds to believe that It meets all of the requrrements for filing on Form C and has duly caused this Form to be Slgned on Its behalf by the duly authorized undersugned

Kookaburra Sustainable Solutions, Inc

3'52, a146361

Fiscal Year End (mm/dd) 12/31

By:

Signature

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfundmg (§227 100 et seq ), this Form C has been Signed by the followmg persons In the capaCItIes and on the dates Indicated.

Michael Schieck

Pnnt Name

CEO, Prmcupal FlnanCIal Officer/Treasurer,

Princhpal Accounting Officer/Comptroller

Signature

CEO, Prmcupal Finanmal Officer/Treasurer,

PrInCIpal Accounting Officer/Comptroller

July 17/20 /7

Date